Exhibit 99.4

CUPRINA HOLDINGS (CAYMAN) LIMITED

Nomination Committee Charter

(Adopted on [      ], 202_)

1.	Nomination Committee Purpose.

The purpose of the Nomination Committee (the “Committee”) of the Board of Directors (the “Board”) of Cuprina Holdings (Cayman) Limited (the “Company”) is: (a) to identify individuals qualified to become Board members, consistent with criteria approved by the Board, and to recommend that the Board select director nominees for election as appropriate; (b) to develop and recommend to the Board a set of corporate governance guidelines applicable to the Company; and (c) to oversee the evaluation of the Board and management.

2.	Nomination Committee Composition.

2.1	Membership. The Committee will consist of three or more members of the Company’s Board. The initial members of the Committee shall be appointed by the Board. Thereafter the members shall be appointed by the Board upon the recommendation of the Committee, which shall recommend for Committee membership such directors as it believes are qualified. Members of the Committee shall serve at the pleasure of the Board for such term or terms as the Board may determine.

2.2	Appointment. The members of the Committee will be appointed by and serve at the discretion of the Board, upon the recommendation of the Committee. Members of the Committee shall serve for such term or terms as the Board may determine. The vacancy on the Committee shall be filled by majority vote of the Board. No member of the Committee shall be removed except by majority vote of the Board. Unless the Board appoints a Chairperson of the Committee, the members of the Committee shall designate a Chairperson by majority vote.

3.	Nomination Committee Responsibilities and Duties.

The Board delegates to the Committee the express responsibility and authority to do the following:

3.1	Criteria. Recommend to the Board appropriate criteria for the selection of new directors and shall periodically review the criteria adopted by the Board and, if deemed desirable, recommend to the Board changes to such criteria.

3.2	Board Selection. Identify and recommend to the Board candidates the Committee believes are qualified and suitable to become members of the Board consistent with criteria for selection of new directors adopted from time to time by the Board. In the case of a vacancy in the office of a director (including a vacancy created by an increase in the size of the Board), the Committee shall recommend to the Board an individual to fill such vacancy through appointment by a majority of the Company directors.

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3.3	Committee Selection. Identify Board members qualified to fill vacancies on any committee of the Board (including the Committee), and recommend that the Board appoint the identified member or members to the respective committee. In recommending a member for committee membership, the Committee shall take into consideration the factors set forth in the charter of the committee, if any, as well as any other factors it deems appropriate, including without limitation, the Company’s corporate governance guidelines, the consistency of the member’s experience with the goals of the committee and the interplay of the member’s experience with the experience of the other committee members.

3.4	Board Size. Make recommendations to the Board from time to time as to changes in the size of the Board or Committees that the Committee believes to be desirable.

3.5	Board Term. Evaluate from time to time, and make recommendations to the Board on, the desirability of implementing and setting policy for Board member terms of office.

3.6	Corporate Governance. Oversee the system of corporate governance of the Company, including: (i) developing and recommending to the Board a set of corporate governance guidelines for the Company; (ii) reviewing and reassessing the adequacy of the guidelines at least annually; and (iii) recommending to the Board for approval any such changes to the guidelines as the Committee believes are appropriate.

3.7	Oversight. Establish procedures for the Committee to exercise oversight of the evaluation of the Board and management.

3.8	Report to the Board. Report periodically to the Board on all matters for which the Committee has been delegated responsibility.

3.9	Annual Performance Evaluation of the Board. Undertake and review with the Board an annual performance evaluation of the Board to determine whether it and its committees are functioning effectively.

3.10	Annual Performance Evaluation of the Committee. Undertake and review with the Board an annual performance evaluation of the Committee, which shall compare the performance of the Committee with the requirements of this Charter and set forth the goals and objectives of the Committee for the upcoming year. The Committee shall conduct such performance evaluation in such manner as the Committee deems appropriate, and may report the results of its performance evaluation through an oral report by the chairperson of the Committee or any other member of the Committee designated by the Committee to make this report.

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3.11	Review and Publication of Charter. Review and reassess the adequacy of this Charter at least annually and recommend any proposed changes to the Board, as appropriate.

3.12	Other Duties. Exercise such other powers and perform such other duties as may from time to time be delegated to the Committee by the Board.

4.	Consultants.

The Committee shall have the sole authority, without further approval by the Board, to select, retain and terminate a consultant or search firm to be used to identify director candidates and to approve any compensation payable by the Company to such consultant or search firm, including the fees, terms and other conditions for the performance of such services.

5.	Reports to Board; Meetings, Minutes.

5.1	Reporting to the Board. The Committee shall report to the Board periodically on all matters for which the Committee has responsibility.

5.2	Semi-annual and Other Meetings. The Committee shall meet at least twice a year and will hold other meetings with such frequency, and at such times, as its Chairperson, or a majority of the Committee, deems appropriate. Special meetings of the Committee may be called by the Chairperson and will be called promptly upon the request of any two Committee members. The agenda of each meeting will be prepared by the Chairperson, in consultation with other Committee members, and circulated, if practicable, to each member prior to the meeting date. Unless the Committee or the Board adopts other procedures, the provisions of the Company’s Articles of Association, as amended from time to time, applicable to meetings of Board committees (or if no such provisions exist, applicable to meetings of the Board) will govern meetings of the Committee.

5.3	Minutes. The Committee shall keep minutes of each meeting.

6.	Subcommittees.

The Committee has the power to appoint and delegate matters to subcommittees, but no subcommittee will have any final decision-making authority on behalf of the Board or the Committee.

7.	Rules and Procedures.

Except as expressly set forth in this Charter or the Company’s Articles of Association, as amended from time to time, or Corporate Governance Guidelines, or as otherwise provided by law or the rules of the Nasdaq, the Committee shall establish its own rules and procedures.

[END]

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